Filed Pursuant to Rule 433

Registration Statement No. 333-222827

Issuer Free Writing Prospectus dated February 19, 2020

Relating to Preliminary Prospectus Supplement dated February 19, 2020

KLA Corporation

3.300% Senior Notes Due 2050

Pricing Term Sheet

Issuer:	KLA Corporation

Format:	SEC-Registered

Expected Ratings*:	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)

Trade Date:	February 19, 2020

Settlement Date**:	February 28, 2020 (T+7)

Joint Book-running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.

Co-managers:	Academy Securities, Inc. ICBC Standard Bank plc Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Use of Proceeds:	We intend to use approximately $523.6 million of the net proceeds from this offering to redeem $500.0 million in aggregate principal amount of our 4.125% Senior Notes due 2021, and the remaining net proceeds for general corporate purposes, which may include the repayment of amounts outstanding under our credit agreement.

Security Description:	3.300% Senior Notes due 2050

Principal Amount:	$750,000,000

Coupon:	3.300%

Maturity Date:	March 1, 2050

Offering Price:	99.962% of the principal amount

Yield to Maturity:	3.302%

Spread to Benchmark Treasury:	T+130 basis points

Benchmark Treasury Issue:	2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	108-10+/2.002%

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2020

Optional Redemption:	Make-whole call at T + 20 basis points; Par call on or after September 1, 2049

Repurchase Upon Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of the notes — Repurchase upon change of control triggering event” in our Preliminary Prospectus Supplement dated February 19, 2020.

Denominations/Multiples:	$2,000 x $1,000

CUSIP:	482480 AJ9

ISIN:	US482480AJ99

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the notes against payment for the notes on or about the settlement date specified in this pricing term sheet, which will be the seventh business day following the date of the pricing of the notes (“T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult with their own advisors.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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